		Exhibit 99(a)
HSBC Finance Corporation
Household Home Equity Loan Trust 2001-2

Original Principal
Class A	670,730,000.00
Class M	83,840,000.00

Number of Bonds (000's)
Class A	670,730
Class M	83,840

		2004 Totals
CLASS A
Class A Principal Distributions		35,464,145.21
Class A Interest Distributions		2,161,588.49

CLASS M
Class M Principal Distributions	4,432,952.07
Class M Interest Distributions	359,499.56